Chunghwa  Telecom

May 10, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Apr 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

Apr	Net sales	18,497,278	18,021,275	(+)476,003	(+)2.64%

Jan-Apr	Net sales	75,115,398	73,505,140	(+)1,610,258	(+)2.19%

b                  Trading purpose : None